Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated 7 February 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains Vodafone Group Plc’s (Vodafone) interim management statement for the quarter ending 31 December 2007.

All financial information presented in this document is unaudited.

This press release contains forward-looking statements which are subject to risks and uncertainties because they relate to future events.  In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to expected savings from cost reduction initiatives, including the site-sharing agreement in Italy; expectations as to levels of capital expenditure and operating expenditure; targeted revenue from the Group’s total communications initiatives; the anticipated impact of favourable exchange rate movements on the Group’s results for the current fiscal year; anticipated expansion of coverage in India through Vodafone Essar’s investment in Indus Towers Limited; the anticipated launch of operations in six additional circles in India; the anticipated launch of operations in Qatar; and the Group’s expectations for revenue, adjusted operating profit, capitalised fixed asset additions, depreciation and amortisation charges and free cash flow for the 2008 financial year contained under the heading Outlook on pages 6 to7of this document.  Some of the factors which may cause actual results to differ from these forward-looking statements can be found by referring to the information under the headings “Cautionary Statement Regarding Forward-Looking Statements” in the Half-Yearly Financial Report for the six months ended 30 September 2007 and “Risk Factors, Seasonality and Outlook - Risk Factors” in Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2007.  The Half-Yearly Financial Report and the Annual Report on Form 20-F can be found on the Group’s website (www.vodafone.com).

Vodafone, the Vodafone logos, Vodafone live!, Vodafone At Home, Vodafone Office, Vodacom and Vodafone Mobile Connect are trademarks of the Vodafone Group.

References to ‘the previous quarter’ are to the quarter ended 30 September 2007 unless otherwise stated.

Eliminations within the Europe and EMAPA service revenue tables represent intercompany revenue between the segments within the respective region.

The basis of the calculation for organic growth is included on page 159 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2007. For organic revenue growth, the main adjustments within the EMAPA region are for the acquisitions of Vodafone Essar in India and the Group’s subsidiary in Turkey, and the change in status of Vodafone’s interest in Bharti Airtel to an investment, as well as foreign exchange movements. For the Europe region, the principal adjustments are for foreign exchange movements and the acquisition of Tele2 in Italy and Spain.

The Group’s outlook for the year ending 31 March 2008 is contained on page 59 of Vodafone’s Annual Report on Form 20-F for the year ended 31 March 2007 and was updated in the Half-Yearly Financial Report for the six months ended 30 September 2007.

Use of Non-GAAP Financial Information

In presenting and discussing the Group’s reported operating results, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Organic growth

The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful information to investors and other interested parties for the following reasons

•                  it provides additional information on underlying growth of the business without the effect of factors unrelated to the operating performance of the business;

•                  it is used by the Group for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS, and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliations from reported growth can be found on pages 5, 8 and 10. Additional reconciliations are shown in the table below:

	% change
	Organic	Impact of foreign exchange rates	Reported
Quarter ended 31 December 2007 compared to quarter ended 31 December 2006

Europe
Business segment service revenue	4.8	4.3	9.1
Outgoing voice revenue	(1.7)	4.1	2.4
Incoming voice revenue	(3.9)	4.2	0.3
Roaming and international visitor revenue	(9.9)	4.0	(5.9)

	% change
	Organic	Impact of foreign exchange rates	Impact of acquisitions & disposals	Reported
Quarter ended 30 September 2007 compared to quarter ended 30 September 2006

EMAPA
Service revenue
– EMAPA	13.1	0.6	26.3	40.0
– Eastern Europe	9.0	3.0	5.5	17.5
– Egypt	26.4	(7.4)	-	19.0
– Pacific	5.5	5.4	-	10.9

Other

Certain of the statements within the section titled Outlook on pages 6 and 7 contain forward-looking non-GAAP financial information which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED 31 DECEMBER 2007

The key highlights of the quarter ended 31 December 2007 are

•                  Group revenue of £9.2 billion, an increase of 15.8%, with organic growth of 4.4%:

– Europe: service revenue growth of 2.0% for Europe, business segment service revenue growth of 4.8%, messaging revenue up 8.1% and data revenue up 35.5%, all on an organic basis

– EMAPA: service revenue growth of 48.1%, reflecting acquisitions of India and Turkey. Organic growth of 13.7%

– Group data revenue up 51.6% with organic growth of 41.5%

– Total Communications products contribute around 13% of Group revenue

•                  Proportionate mobile customer base of 252.3 million at 31 December 2007, up 10.8 million

•                  Strong growth in net customer additions of 2.0 million at Verizon Wireless and service revenue growth of 14.4%

•                  3.1 million DSL customers across 11 markets following the acquisition of Tele2’s operations in Italy and Spain

•                  Site-sharing agreement in Italy and IT outsourcing agreement in India demonstrate ongoing drive for efficiency

•                  Creation of an independent tower company in India to accelerate roll-out and to reduce overall cost

•                  Vodafone reiterates the increased current year outlook which it announced with its half-yearly results

•                  Additionally the current year outlook, particularly for revenue, may benefit from exchange rate movements

Arun Sarin, Chief Executive, commented:

“We have sustained our recent momentum in the third quarter, executing on our strategic objectives in competitive markets, with over 250 million proportionate customers driving strong growth in voice usage and data revenue. We are also maintaining our rigorous focus on costs across the Group, positioning us well to sustain our progress. We are reiterating our current year outlook.”

GROUP REVIEW

Operating review

	Quarter ended 31 December
Group revenue	2007	2006	% change
	£m	£m	Organic	Impact of acquisitions & disposal	Impact of foreign exchange	Reported

Total revenue	9,163	7,915	4.4	6.6	4.8	15.8

Voice revenue	6,303	5,534	0.7	8.7	4.5	13.9
Messaging revenue	1,045	933	7.7	(0.7)	5.0	12.0
Data revenue	558	368	41.5	4.6	5.5	51.6
Fixed line revenue	474	398	6.7	5.7	6.7	19.1
Other service revenue	10	-	-	-	-	-
Service revenue	8,390	7,233	4.2	7.0	4.8	16.0

Group revenue increased by 15.8% to £9.2 billion and by 4.4% on an organic basis.  The net impact of acquisitions and disposals, principally India and Turkey, contributed 6.6 percentage points to revenue growth and exchange rate movements contributed a further 4.8 percentage points. Organic total revenue growth was 2.2% in the Europe region, whilst the EMAPA region delivered 13.8% on an organic basis.

Organic voice revenue growth of 0.7% reflects sustained growth in outgoing voice minutes offset by effective price declines, as well as the expected impact of the Group’s European roaming price reductions, roaming regulation and the cancellation of top up fees in Italy.  Organic data revenue growth remains strong at 41.5%, driven by the take-up of handheld business devices and Vodafone Mobile Connect cards.

Group mobile customers in subsidiaries and joint ventures increased to 221.2 million at the end of the quarter from 210.4 million at 30 September 2007.  On a proportionate basis the closing customer base reached 252.3 million, with 10.8 million proportionate mobile net additions in the quarter.   The Group has 24.7 million 3G devices, which includes 20% of the European customer base.

Review of strategic objectives

The Group continues to focus on executing against its strategic objectives.

Revenue stimulation and cost reduction in Europe

The Group’s focus in Europe is to drive additional usage and revenue from core voice and messaging services and to reduce the cost base.

On an organic basis, voice revenue for the quarter in Europe declined 2.2%, with outgoing voice revenue declining 1.7%. This was primarily due to the cancellation of top up fees in Italy.  Across Europe a 17.7% fall in effective outgoing price per minute has been offset by initiatives to stimulate additional usage with 19.4% growth in total outgoing voice usage, including 7.7% growth on a per customer basis.  Organic messaging revenue growth for the quarter was 8.1%, principally due to strong growth in messaging usage in Italy and the UK where the total number of SMS messages sent in the quarter grew over 30% year on year, achieved through the success of bundled offers.

Organic service revenue growth in the business segment, which represents 28% of European service revenue, was 4.8%, helped by the strong growth in sales of handheld business devices and Vodafone Mobile Connect cards, as the Group continues to benefit from its market leading position.

The Group’s cost reduction programmes are well on track. The Group announced a six year site-sharing agreement with Telecom Italia; IT Application Development and Maintenance outsourcing has now been implemented in 11 markets; consolidation of the Group’s European data centres into two central hubs is largely complete and; the transformation of the supply chain management process is on schedule, with over £300 million cumulative savings to date. In the quarter Vodafone Essar also announced a five year agreement with IBM India to outsource the management of its entire back office IT operations in a deal designed to boost efficiency and to further enhance its service to customers.

For the 2008 financial year, the Group continues to expect mobile capital expenditure to be 10% of mobile revenue for the total of the Europe region and common functions and mobile operating expenses to be broadly stable when compared with the 2006 financial year.

Innovate and deliver on our customers’ total communications needs

The Group expects its Total Communications initiatives to represent approximately 20% of Group revenue by March 2010, an increase from around 10% in the 2007 financial year.  In the third quarter, these areas contributed around 13% of revenue, up from around 11% in the prior year.

The Group continues to experience strong growth in sales of handheld business devices and Vodafone Mobile Connect cards. The latter has been particularly enhanced by the success of the Vodafone Mobile Connect USB modem offering into the consumer segment. Vodafone now has over 4.9 million customers taking these services across the Group, an increase of 107% compared to 31 December 2006.

Fixed location pricing plans are now available in 12 markets for both consumer and business customers.  The Group now has 4.2 million Vodafone At Home customers on fixed location tariffs and 2.9 million Vodafone Office customers.

In December 2007, the Group completed the acquisition of Tele2’s operations in Italy and Spain, delivering Vodafone the infrastructure and expertise necessary for a competitive broadband offering in two of its key European markets.  Vodafone is now offering fixed consumer broadband services to 3.1 million customers across 11 markets. Of these, Germany remains the most significant with Arcor having 2.4 million DSL lines at 31 December 2007, up 29.8% compared with December last year.

Deliver strong growth in emerging markets

Further strong performances have been delivered during the quarter in the Group’s emerging markets, primarily driven by growth in customers. Organic service revenue growth, excluding India and Turkey, grew 13.7% in the EMAPA region, with growth at constant exchange rates of 18.7% in Romania, 30.7% in Egypt and 14.7% at Vodacom, the Group’s 50% joint venture with principal operations in South Africa.

The Group’s more recent acquisitions in India and Turkey have delivered strong year on year total revenue growth of 56% and 26% respectively at constant exchange rates, calculated by assuming the Group owned the businesses for the whole of both quarters. Vodafone Essar had nearly 40 million customers at the end of December 2007.

Actively manage our portfolio to maximise returns

In December 2007, Vodafone Essar Limited, Bharti Infratel Limited and Idea Cellular Limited announced the formation of an independent tower company, Indus Towers Limited, to provide passive infrastructure services. Vodafone Essar will own 42% of the company which will operate in 16 circles in India. This is expected to accelerate the expansion of coverage, particularly into rural areas, and improve network coverage to the benefit of the Indian consumer, and enable the shareholders and other telecom operators to drive economies of scale.

Vodafone was part of a consortium that won the auction in December 2007 for the second mobile licence in Qatar. Vodafone will contribute up to US$400 million of cash in a mix of equity and debt, as well as its brand, international expertise and a range of world-class products and services. It is intended that operations will be launched later in the year.

Net debt was broadly unchanged since 30 September 2007, with the contribution from free cash flow generated in the quarter offset by the increase in net debt resulting from the acquisition of Tele2’s operations in Italy and Spain and exchange rate movements, particularly the Euro.

Outlook

The Group’s underlying financial performance for the quarter is consistent with its expectations and the Group is therefore reiterating its outlook statement for the year ending 31 March 20081. There have been significant recent movements in exchange rates, notably a strengthening of the Euro. Should these persist, this would have a favourable impact on the Group’s financial performance, particularly with respect to revenue, relative to the outlook statement issued in the Group’s half-yearly report in November 2007.  The components of this outlook statement were:

•                  Group revenue expected to be in the range of £34.5 billion to £35.1 billion.  Adjusted operating profit expected to be in the range of £9.5 billion to £9.9 billion, with the Group EBITDA margin lower year on year.  Total depreciation and amortisation charges anticipated to be around £5.9 billion to £6.0 billion, higher than the 2007 financial year.

•                  The Group expected capitalised fixed asset additions to be in the range £4.7 billion to £5.1 billion, including in excess of £1.0 billion in India.

1                  The Group’s outlook reflects average foreign exchange rates for the 2008 financial year of approximately Euro 1.45:£1 and US$2.04:£1, which are unchanged from the Group’s Half-Yearly  Financial Report. A substantial majority of the Group’s revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency.

•                  Reported free cash flow expected to be in the range of £4.4 billion to £4.9 billion.  This is after taking into account £0.3 billion of expected tax payments and associated interest in respect of the potential settlement of a number of long standing tax issues.

The outlook for free cash flow is stated before payment for the second mobile licence in Qatar.

REGIONAL RESULTS

Europe

	Quarter ended 31 December
	2007	2006	% change
	£m	£m	Organic[1]	Impact of acquisitions	Impact of foreign exchange	Reported

Total revenue	6,652	6,200	2.2	0.7	4.4	7.3

Voice revenue	4,332	4,250	(2.2)	-	4.1	1.9
Messaging revenue	825	733	8.1	-	4.5	12.6
Data revenue	472	335	35.5	-	5.4	40.9
Fixed line revenue	462	373	5.5	11.4	7.0	23.9
Other service revenue	8	-	-	-	-	-
Service revenue	6,099	5,691	2.0	0.7	4.5	7.2

	Quarter ended 31 December
Service revenue	2007	2006	% change
	£m	£m	Organic[1]	Impact of acquisitions	Impact of foreign exchange	Reported

Germany	1,266	1,269	(5.2)	-	5.0	(0.2)
Italy	1,072	1,021	(3.1)	2.7	5.4	5.0
Spain	1,155	1,013	6.6	1.5	5.9	14.0
UK	1,235	1,166	5.9	-	-	5.9
Arcor	411	355	9.5	-	6.3	15.8
Other	1,059	958	5.0	-	5.5	10.5
Eliminations	(99)	(91)	-	-	-	-
	6,099	5,691	2.0	0.7	4.5	7.2

Key performance indicators	Germany	Italy	Spain	UK	Other	Europe
Organic growth	%	%	%	%	%	%

Closing mobile customers	10.8	13.2	9.3	8.9	9.0	10.4
Mobile voice usage	25.2	16.9	15.0	15.6	8.2	16.5

Mobile customers

The Europe region recorded 3.1 million net customer additions in the quarter, in line with the same quarter last year. The total customer base reached 109.1 million at the end of the quarter, up 10.3 million since the same quarter last year.

Mobile usage

Total voice usage increased by 16.5% compared with the same quarter last year.  Outgoing call volumes increased by 19.4% resulting from a 10.9% growth in average customers and a 7.7% growth in outgoing usage per customer.

Germany was particularly strong with 31.3% growth in total outgoing usage, driven by the take-up of bigger minute bundles and flat tariffs, with 19.1% growth in usage per customer, mitigating the 27.1% decline in effective price per minute. In Italy, total outgoing minute growth accelerated to 22.4% year on year from 14.7% in the previous quarter through the success of a promotion targeting unlimited calls to other Vodafone numbers and other contract minute bundles.

Revenue

Reported revenue growth of 7.3% included 0.7 percentage points benefit from the inclusion of Tele2 in Italy and Spain, and 4.4 percentage points from exchange rate movements due to strengthening of the Euro in the quarter. Organic service revenue growth for the quarter was 2.0%, consistent with the underlying trend in the previous quarter, demonstrating continued robust performance in markets that continue to be challenging.

1  Organic growth figures for Italy, Spain and the Europe region are stated excluding the contribution from Tele2.

Voice revenue

Voice revenue declined by 2.2% on an organic basis compared with the same quarter last year, in line with the previous quarter when adjusted for the VAT refund in the UK.  Outgoing voice revenue declined 1.7% on an organic basis as effective price per minute fell 17.7%, consistent with the previous quarter, mitigated by strong usage growth, notably in Germany.  Incoming voice revenue declined by 3.9% on an organic basis with an 11.9% reduction in effective revenue per minute, principally due to ongoing termination rate cuts, offset by 9.0% growth in incoming volumes.  Roaming and international visitor revenues declined 9.9% year on year on an organic basis from the impact of the Group’s initiatives on retail and wholesale roaming and the recent European roaming regulation. Usage across these categories grew 14.1% year on year demonstrating that the Group’s lower pricing is gaining traction with customers.

Messaging revenue

The Europe region recorded 8.1% organic growth in messaging revenue compared with the same quarter last year, in line with the previous quarter, but with divergent trends across the region. Vodafone’s Infinity proposition in Italy and bundled offers in the UK contributed to constant exchange rate growth in messaging revenue of 16.9% and 21.2% respectively. In Germany, messaging revenue fell 8.6% at constant exchange rates, consistent with trends in the prior quarter, as the new voice tariffs with inclusive on-net SMS led to an 18.7% fall in effective price per message.

Data revenue

Data revenue growth remained strong, increasing by 35.5% on an organic basis and continued to benefit from growth in business services and the increasing penetration of 3G devices, which now number 22.1 million and represent 20% of the European customer base.  Handheld business devices increased by 128% since December last year to 2.4 million, with Vodafone Mobile Connect cards up 69% to 1.9 million.

Fixed line revenue

Fixed line revenue grew 23.9%, boosted by the first time inclusion of Tele2 in Italy and Spain, and by 5.5% on an organic basis.  In Germany, Arcor generated 9.5% service revenue growth at constant exchange rates, driven by a 29.8% year on year increase in DSL customers to 2.4 million.  At the end of December 2007, Italy and Spain had 0.4 million and 0.2 million DSL customers respectively following the acquisition of Tele2’s operations in those markets.

Associates and investments

SFR recorded 0.3 million proportionate net additions in the quarter, bringing the proportionate mobile customer base to 8.3 million. Vivendi is expected to report further financial information for SFR on 29 February 2008.

EMAPA

	Quarter ended 31 December
	2007	2006	% change
	£m	£m	Organic(1)(2)	Impact of acquisitions & disposal	Impact of foreign exchange	Reported

Total revenue	2,496	1,700	13.8	26.8	6.2	46.8

Voice revenue	1,990	1,302	11.9	35.2	5.7	52.8
Messaging revenue	222	201	5.7	(2.7)	7.4	10.4
Data revenue	87	32	97.0	46.3	28.6	171.9
Fixed line revenue	12	26	72.0	(124.9)	(0.9)	(53.8)
Other service revenue	1	-	-	-	-	-
Service revenue	2,312	1,561	13.7	28.0	6.4	48.1

	Quarter ended 31 December
Service revenue	2007	2006	% change
	£m	£m	Organic(1)(2)	Impact of acquisitions & disposal	Impact of foreign exchange	Reported

Eastern Europe	786	629	9.9	7.1	8.0	25.0
Middle East, Africa & Asia	1,150	606	20.9	67.9	1.0	89.8
Pacific	377	326	7.5	-	8.1	15.6
Eliminations	(1)	-	-	-	-	-
	2,312	1,561	13.7	28.0	6.4	48.1

Key performance indicators	Eastern Europe	Middle East, Africa & Asia	Pacific	EMAPA
Organic growth(1)%		%	%	%

Closing mobile customers	12.2	34.5	8.1	24.0
Mobile voice usage	20.8	42.7	14.1	29.3

The EMAPA region recorded 7.7 million customer net additions in the quarter compared with 4.5 million in the same quarter last year. India accounted for most of the increase, with Vodafone Essar generating a 71% increase in customers year on year, adding 4.2 million customers in the quarter.

The total customer base reached 112.0 million, surpassing Europe for the first time, and included 39.9 million customers in Vodafone Essar in India, making it the largest operator by customers within the Vodafone Group.

Total revenue grew 13.8% on an organic basis, with reported revenue growth of 46.8%, including a 26.8 percentage points benefit from acquisitions and disposals, primarily relating to the timing of the acquisition in India, and 6.2 percentage points from exchange rate movements, notably from Turkey.  On a proforma basis, including India and Turkey in the prior year period, total revenue grew 22%.

Organic growth in service revenue in the quarter of 13.7% compares with 13.1% in the previous quarter. Customer growth remains the key driver of the organic increase in service revenue, with average customers up 26.3% on an organic basis.

Eastern Europe

Organic growth in service revenue was 9.9% in Eastern Europe1, slightly higher than the 9.0% growth in the previous quarter.

Romania continues to be the principal driver of organic growth in Eastern Europe, where the customer base has reached 8.8 million. Despite an increasingly competitive environment, service revenue growth in Romania at constant exchange rates was 18.7%2, similar to growth in the previous quarter, with 17.5% growth in average customers enhanced by a 1.1% increase in ARPU.

In Turkey, year on year total revenue growth for the quarter was 25.7%, notwithstanding a very competitive environment. Customer growth continues to be strong at 0.4 million in the quarter, but lower than the 0.8 million in the previous quarter following measures taken to improve the quality of customers acquired.

Middle East, Africa and Asia

Organic service revenue growth in Middle East, Africa and Asia was 20.9%, similar to growth in the previous quarter, driven by 37.5% organic growth in average customers.

At constant exchange rates, Egypt delivered growth in service revenue of 30.7%, compared with 26.4% growth in the previous quarter.  Customer net additions were 1.1 million. With a customer base of 13.3 million at 31 December 2007, average customers have increased by 55.7% compared with the same quarter last year.

Vodacom had service revenue growth of 14.7% at constant exchange rates, lower than the previous quarter reflecting lower average customer growth as market penetration rises.  The Group’s share of net additions was 0.7 million, bringing the Group’s share of the closing customer base to 16.5 million.  Messaging and data revenue growth remain very strong, with a combined increase of 44.3% compared to the prior year at constant exchange rates.

Vodafone Essar, the Group’s Indian operation, registered 4.2 million customer net additions in the quarter bringing the closing customer base to 39.9 million, up 71% on December last year.  Year on year total revenue growth for the quarter was 56%, assuming the Group owned the business for the whole of both quarters. Earlier this month the Department of Telecommunications in India allocated spectrum to Vodafone Essar in six additional circles. The Group anticipates launching operations in these circles later this calendar year, providing a national footprint and enabling it to benefit from the rapid penetration growth in rural areas.

Pacific

The Pacific area delivered 7.5% organic growth in service revenue, higher than the 5.5% growth in the previous quarter. This has been driven by higher growth in Australia in the postpaid customer base during the quarter, with greater focus on new contract connections and an expansion in retail distribution, combined with strong data and DSL growth in New Zealand.

Associates and investments

Verizon Wireless

In the US, Verizon Wireless continued its strong momentum, with service revenue growth of 14.4% as robust ARPU was sustained by strong growth in messaging and data revenue of 54% at constant exchange rates. Verizon Wireless maintained strong growth in retail customers, with 1.9 million retail net additions compared with 1.8 million in the previous quarter.

Other

The Group’s other investments in EMAPA registered 0.9 million proportionate customer net additions in the quarter, primarily relating to the Group’s 3.3% stake in China Mobile.

1  EMAPA, Eastern Europe and Middle East, Africa & Asia organic growth where relevant exclude Turkey and India as these were not part of the Group for all of the year to 31 March 2007.

2  On 1 October 2007, Romania rebased all of its tariffs and changed its functional currency from US dollars to Euros.  In calculating all constant exchange rate and organic metrics including Romania, previous US dollar amounts have been translated into Euros at the 1 October 2007 opening exchange rate.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMERS(1) – 1 APRIL 2007 TO 31 DECEMBER 2007

	SIX MONTHS ENDED 30 SEPTEMBER 2007				QUARTER ENDED 31 DECEMBER 2007
COUNTRY (in thousands)	AT 1 APR 2007	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 30 SEP 2007	NET ADDITIONS	OTHER MOVEMENTS	AT 31 DEC 2007	PREPAID(3)

Europe
Germany	30,818	1,723	-	32,541	1,379	-	33,920	55.9%
Italy	21,034	1,373	-	22,407	384	-	22,791	91.2%
Spain	14,893	580	-	15,473	337	-	15,810	42.7%
UK	17,411	548	-	17,959	488	-	18,447	60.5%
	84,156	4,224	-	88,380	2,588	-	90,968	65.3%
Other Europe
Albania	956	119	-	1,075	52	-	1,127	94.9%
Greece	5,057	289	-	5,346	92	-	5,438	68.7%
Ireland	2,177	40	-	2,217	48	-	2,265	72.4%
Malta	186	11	-	197	4	-	201	89.5%
Netherlands	3,880	(13)	25	3,892	146	-	4,038	43.0%
Portugal	4,751	206	-	4,957	154	-	5,111	78.7%
	17,007	652	25	17,684	496	-	18,180	68.1%
Europe	101,163	4,876	25	106,064	3,084	-	109,148	65.8%
EMAPA
Eastern Europe
Czech Republic	2,475	107	-	2,582	76	-	2,658	48.2%
Romania	7,954	625	-	8,579	229	-	8,808	65.2%
Hungary	2,163	49	-	2,212	92	-	2,304	56.2%
Turkey	13,900	2,337	(528)	15,709	407	-	16,116	89.4%
Poland	2,483	134	-	2,617	21	-	2,638	56.5%
	28,975	3,252	(528)	31,699	825	-	32,524	69.9%
Middle East, Africa & Asia
Egypt	9,652	2,178	356	12,186	1,147	-	13,333	95.5%
Kenya	2,433	750	-	3,183	515	-	3,698	98.8%
South Africa(4)	15,075	2,155	(1,447)	15,783	738	-	16,521	88.8%
India	-	7,955	27,703	35,658	4,207	-	39,865	89.6%
	27,160	13,038	26,612	66,810	6,607	-	73,417	91.1%
Pacific
Australia	3,367	64	-	3,431	142	-	3,573	71.5%
New Zealand	2,244	11	-	2,255	54	-	2,309	73.7%
Fiji	139	15	-	154	32	-	186	95.6%
	5,750	90	-	5,840	228	-	6,068	73.7%
EMAPA	61,885	16,380	26,084	104,349	7,660	-	112,009	84.0%
Group	163,048	21,256	26,109	210,413	10,744	-	221,157	75.9%
Reconciliation to proportionate
Minority interests in above	(5,904)	(3,922)	(9,336)	(19,162)	(2,046)	-	(21,208)

Associates and investments
United States	27,322	1,341	1	28,664	904	-	29,568	5.5%
Other	21,927	1,818	(2,185)	21,560	1,224	-	22,784	80.8%
	49,249	3,159	(2,184)	50,224	2,128	-	52,352
Proportionate(5)	206,393	20,493	14,589	241,475	10,826	-	252,301	72.7%
Europe	109,032	4,963	25	114,020	3,389	-	117,409	65.8%
EMAPA	97,361	15,530	14,564	127,455	7,437	-	134,892	73.9%

Notes:
(1)	Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.
(2)

Other movements relate to the acquisition of Vodafone Essar, the disconnection of inactive SIM cards in Turkey, a share repurchase in Egypt, a change in disconnection policies in Egypt, the Netherlands, Turkey and South Africa as well as the acquisition of a customer base in the United States.

(3)	Prepaid customer percentages are calculated on a venture basis. At 31 December 2007, there were 770.3 million venture customers.
(4)	South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.
(5)

Proportionate customers are based on equity interests as at 31 December 2007. The calculation of proportionate customers for Vodafone Essar also assumes the exercise of call options that could increase the Group’s equity interest from 51.95% to 66.98%.  These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007

Germany(1)	Total	20.7%	22.1%	20.1%	24.2%	20.7%	20.8%	20.1%

	Contract	14.6%	13.5%	15.7%	14.9%	14.0%	14.7%	14.5%

	Prepaid	26.0%	29.5%	23.9%	31.9%	26.4%	26.0%	24.7%

Italy	Total	20.8%	21.7%	19.4%	20.6%	18.1%	25.0%	24.1%

	Contract	17.2%	13.6%	14.8%	14.1%	15.9%	14.7%	17.5%

	Prepaid	21.1%	22.4%	19.8%	21.2%	18.3%	25.9%	24.8%

Spain(2)	Total	20.5%	37.0%	23.4%	24.7%	22.4%	24.5%	23.6%

	Contract	12.3%	13.4%	15.3%	16.6%	14.8%	14.6%	15.2%

	Prepaid	28.9%	62.5%	32.8%	34.5%	31.7%	37.2%	34.6%

UK	Total	32.8%	37.6%	35.4%	29.8%	34.1%	35.5%	34.7%

	Contract	20.1%	18.8%	17.9%	17.4%	15.9%	15.3%	15.6%

	Prepaid	40.9%	49.9%	47.0%	37.9%	46.0%	48.8%	47.4%

Notes:

(1)          The customer churn for Germany in the quarter ended 31 December 2006 benefited from a regulatory driven change in the prepaid disconnection policy, which reduced disconnections by 291,000 in the quarter. The underlying prepaid customer churn, excluding this change, was 31.1% and total churn was 24.0%.

(2)          The customer churn for Spain in the quarter ended 30 September 2006 includes the effect of 584,000 disconnections following a change in the application of disconnection policies.  The underlying customer churn, excluding these disconnections, was 20.1%.

3G DEVICES(1)

	SIX MONTHS ENDED 30 SEPTEMBER 2007			QUARTER ENDED 31 DECEMBER 2007
COUNTRY (in thousands)	AT 1 APR 2007	NET ADDITIONS	AT 30 SEP 2007	NET ADDITIONS	AT 31 DEC 2007

Germany	3,720	1,025	4,745	570	5,315

Italy	3,762	938	4,700	740	5,440

Spain	2,890	1,438	4,328	516	4,844

UK	1,938	1,157	3,095	166	3,261

Other Europe	2,353	520	2,873	363	3,236

Europe	14,663	5,078	19,741	2,355	22,096

EMAPA(2)	1,492	653	2,145	440	2,585

Group	16,155	5,731	21,886	2,795	24,681

Consumer devices	14,458	5,033	19,491	2,199	21,690

Business devices	1,697	698	2,395	596	2,991

Group	16,155	5,731	21,886	2,795	24,681

Notes:

(1)          3G devices only include those in the Group’s subsidiary and joint venture undertakings. At 31 December 2007, there were an additional 3.7 million (30 September 2007: 3.2 million, 30 June 2007: 3.3 million, 31 March 2007: 3.0 million) registered Vodafone live! with 3G and Vodafone Mobile Connect card venture customers in the Group’s associated undertakings.

(2)          During the quarter, the number of 3G devices in the EMAPA region were revised upwards by 287,000 and 473,000 at 1 April 2007 and 30 September 2007, respectively, to align with Group policies.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) IN THE QUARTER ENDED

COUNTRY (in millions)	30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007

Europe

Germany	7,614	7,979	8,650	9,230	9,897	10,263	10,827

Italy	7,687	8,050	8,256	8,439	8,932	9,051	9,651

Spain	6,978	7,533	7,655	8,248	8,530	8,886	8,800

UK	7,207	7,579	8,160	8,790	8,963	9,112	9,434

Albania	148	166	160	167	196	215	188

Greece	2,075	2,216	2,113	1,985	2,168	2,282	2,244

Ireland	1,380	1,422	1,462	1,420	1,490	1,517	1,543

Malta	49	55	50	48	55	64	59

Netherlands	1,820	1,711	1,868	1,900	2,006	1,899	2,036

Portugal	1,472	1,606	1,586	1,612	1,657	1,836	1,764

Europe	36,430	38,317	39,960	41,839	43,894	45,125	46,546

EMAPA

Eastern Europe

Czech Republic	901	868	919	916	985	998	1,075

Hungary	948	980	1,030	1,030	1,110	1,149	1,206

Romania(2)	1,873	2,059	2,231	2,339	2,540	2,726	2,778

Turkey(3)	2,494	6,451	5,781	6,224	6,583	6,551	6,157

Joint Venture	575	641	717	681	769	819	855

	6,791	10,999	10,678	11,190	11,987	12,243	12,071

Middle East, Africa & Asia

Egypt	2,869	3,462	3,670	4,156	4,794	5,591	5,878

India(4)	-	-	-	-	26,713	33,897	43,261

Joint Ventures(5)	5,160	5,713	6,638	5,781	3,016	4,854	4,613

	8,029	9,175	10,308	9,937	34,523	44,342	53,752

Pacific

Australia	2,006	2,141	2,238	2,222	2,179	2,252	2,422

New Zealand	597	597	672	771	793	834	888

Joint Venture	28	33	34	32	38	42	47

	2,631	2,771	2,944	3,025	3,010	3,128	3,357

EMAPA	17,451	22,945	23,930	24,152	49,520	59,713	69,180

Group	53,881	61,262	63,890	65,991	93,414	104,838	115,726

Notes:

(1)          The total voice minute information presented in the table above represents network minutes, or the volume of minutes handled by each local network, and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany and New Zealand reflects billed minutes, under which calls are rounded up to the nearest minute under certain tariffs.

(2)          During the quarter ended 31 December 2006, Vodafone Romania restated usage volumes for all quarters in the prior year. Previous volumes were billed minutes and this has now been restated to network minutes.

(3)          On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey. The quarter ended 30 June 2006 has been restated to include voice minutes from the acquisition date.

(4)          Vodafone Essar is included from 8 May 2007.

(5)          With effect from the quarter ended 30 September 2007, joint venture minutes within the Middle East, Africa & Asia area include the Group’s share of minutes for Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MESSAGING AND DATA AS A PERCENTAGE OF SERVICE REVENUE(1)

	QUARTER ENDED 31 DECEMBER 2007
COUNTRY	MESSAGING	DATA	TOTAL

Germany	14.0%	11.6%	25.6%
Italy	16.3%	6.9%	23.2%
Spain	9.3%	7.2%	16.5%
UK	19.1%	8.0%	27.1%
Europe	13.5%	7.7%	21.2%
EMAPA	9.6%	3.7%	13.3%
Group	12.5%	6.6%	19.1%

HISTORIC MESSAGING AND DATA INFORMATION

	MESSAGING AND DATA AS A PERCENTAGE OF SERVICE REVENUE(1) IN THE QUARTER ENDED
COUNTRY	30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007

Germany	21.2%	21.6%	22.9%	24.4%	24.3%	24.9%	25.6%
Italy	17.3%	17.5%	18.7%	20.4%	21.2%	22.5%	23.2%
Spain	15.7%	14.7%	15.3%	16.0%	16.1%	17.3%	16.5%
UK	20.9%	21.7%	23.2%	24.3%	24.9%	25.3%	27.1%
Europe	17.5%	17.7%	18.7%	19.6%	19.9%	20.7%	21.2%
EMAPA	12.6%	14.4%	15.0%	11.8%	12.9%	12.2%	13.3%
Group	16.6%	16.9%	17.9%	18.0%	18.2%	18.5%	19.1%

Note:

(1)          Messaging and data percentages are calculated using service revenue from all businesses within the Group and include fixed line revenue. At 30 September 2007, historical data was revised to provide comparative information. Calculations are based on service revenue rounded to the nearest 0.1 million using local currency for individual countries and sterling for regional and Group numbers.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESS

AVERAGE MONTHLY REVENUE PER USER IN THE QUARTER

COUNTRY		30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007

Europe:
Germany	Total	22.1	22.4	20.9	19.3	19.5	19.5	18.0
(EUR)	Contract	38.4	39.0	36.7	34.7	34.9	35.3	33.1
	Prepaid	7.6	7.6	7.0	6.1	6.2	6.1	5.5
Italy	Total	27.6	27.1	25.8	23.4	23.2	22.7	22.3
(EUR)	Contract	72.6	68.0	71.1	69.5	69.8	65.2	65.4
	Prepaid	23.3	23.2	21.5	19.1	18.8	18.6	17.2
Spain	Total	35.3	36.4	35.3	33.8	36.3	36.5	34.7
(EUR)	Contract	54.8	55.2	51.3	48.9	52.0	51.7	48.0
	Prepaid	15.0	15.4	16.0	15.0	16.4	16.5	15.5
UK	Total	23.7	24.5	23.6	22.7	23.1	24.1	22.7
(GBP)	Contract	45.2	46.5	43.7	43.4	43.5	45.8	42.2
	Prepaid	8.9	9.4	9.5	8.6	8.9	9.0	9.0
Albania	Total	2,122	2,311	2,086	1,868	1,844	2,016	1,780
(ALL)	Contract	17,240	17,941	16,329	14,612	14,403	14,733	11,781
	Prepaid	1,606	1,782	1,605	1,419	1,366	1,497	1,308
Greece	Total	31.1	31.0	27.6	24.7	25.5	26.2	22.9
(EUR)	Contract	65.6	66.8	61.6	56.5	60.0	62.0	53.4
	Prepaid	13.7	13.4	11.4	10.1	10.2	10.4	8.9
Ireland	Total	48.8	46.9	45.6	44.6	45.4	45.1	43.9
(EUR)	Contract	102.8	99.4	94.5	92.5	94.3	94.1	89.4
	Prepaid	29.3	28.0	27.9	27.2	27.1	26.6	26.3
Malta(1)	Total	14.7	16.6	12.6	12.0	14.0	15.5	12.9
(MTL)	Contract	39.2	38.2	36.0	34.7	36.3	37.2	35.3
	Prepaid	11.2	13.4	9.2	8.5	10.5	12.0	9.3
Netherlands	Total	35.7	36.9	31.7	36.1	37.9	38.8	36.3
(EUR)	Contract	63.5	64.6	52.0	57.8	59.7	59.6	55.8
	Prepaid	10.1	10.4	9.8	9.8	10.6	10.8	9.4
Portugal	Total	23.5	24.4	22.8	22.1	22.4	23.7	22.4
(EUR)	Contract	62.2	62.8	57.8	54.2	54.9	59.0	54.2
	Prepaid	13.0	13.9	13.2	13.2	13.2	14.0	13.4

EMAPA Subsidiaries:
Australia	Total	49.4	52.4	54.0	51.3	50.5	49.5	53.2
(AUD)	Contract	92.7	96.4	98.8	97.1	96.2	93.6	96.8
	Prepaid	33.9	36.2	37.2	34.1	33.0	32.0	35.2
Czech Republic	Total	674	670	658	613	635	619	618
(CZK)	Contract	978	966	946	897	916	889	891
	Prepaid	331	334	331	295	320	320	319
Egypt	Total	79.4	88.1	79.4	75.0	75.6	71.6	66.7
(EGP)	Contract	292.1	309.7	289.9	295.8	308.8	304.5	281.2
	Prepaid	57.1	66.7	61.4	59.1	60.4	58.2	55.6
Hungary	Total	5,066	5,339	5,171	4,749	4,935	4,994	4,846
(HUF)	Contract	9,129	9,097	8,529	7,847	8,010	7,832	7,484
	Prepaid	3,125	3,359	3,250	2,839	2,873	2,930	2,801
India	Total	N/A	N/A	N/A	N/A	N/A	361	349
(INR)	Contract	N/A	N/A	N/A	N/A	N/A	995	1,059
	Prepaid	N/A	N/A	N/A	N/A	N/A	277	264
New Zealand	Total	46.6	46.6	50.7	49.3	47.1	48.8	52.1
(NZD)	Contract	126.1	125.3	128.9	122.8	117.2	118.7	120.3
	Prepaid	23.2	22.5	23.7	23.4	21.4	22.0	23.7
Turkey	Total	N/A	16.5	14.4	14.4	15.7	16.3	14.6
(TRY)	Contract	N/A	31.4	28.2	28.7	29.2	29.8	28.7
	Prepaid	N/A	14.8	12.9	12.9	14.1	14.7	12.9
Romania(2)	Total	10.7	11.2	11.0	9.8	11.0	11.1	11.1
(EUR)	Contract	20.7	21.7	21.5	19.1	21.9	22.4	22.3
	Prepaid	4.7	5.1	5.0	4.3	4.7	4.6	4.5
Notes:
(1)	During the quarter ended 30 June 2007, Vodafone Malta restated previously published prepaid and contract average monthly revenue per user to reflect a revised analysis of historic service revenue.
(2)	Romania adopted the Euro from 1 October 2007. Historical ARPU numbers have been translated using the opening exchange rate on this date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 7, 2008	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary